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                                                                   EXHIBIT 11.1

                          HEADLANDS MORTGAGE COMPANY

           STATEMENT RE COMPUTATION OF PRO FORMA PER SHARE EARNINGS

                                                         FOR THE      FOR THE
                                                        YEAR ENDED  YEAR ENDED
                                                       DECEMBER 31,  DECEMBER
                                                           1997      31, 1996
                                                       ------------ -----------
   Basic and diluted pro forma income per share:
     Pro forma net income available to common Stock-
      holders(1).....................................  $22,400,955  $10,614,060
                                                       ===========  ===========
     Weighted average shares outstanding(2)-basic....   15,258,334   15,258,334
     Weighted average shares outstanding(2)-diluted..   15,358,302   15,258,334
     Pro forma earnings per share(2)-basic...........        $1.47        $0.70
                                                       ===========  ===========
     Pro forma earnings per share(2)-diluted.........        $1.46        $0.70
                                                       ===========  ===========
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(1) Prior to January 31, 1998, the Company was treated as an S corporation for federal and state income tax purposes. The pro forma presentation reflects the provision for income taxes as if the Company had always been fully subject to federal and state taxes as a C corporation at the effective tax rate of 42%.

(2) Options have been considered to be outstanding since grant date at the initial offering price of $12.00 per share and an option exercise price of $4.06 per share has been used in applying the treasury stock method in accordance with SFAS No. 128. Weighted average shares outstanding includes the effect of the assumed issuance of 1,258,334 shares of common stock to generate sufficient cash to pay the Shareholder Distribution Amount of $15.1 million as of December 31, 1997.

     STATEMENT RE COMPUTATION OF SUPPLEMENTAL PRO FORMA PER SHARE EARNINGS

                      GIVING EFFECT TO RETIREMENT OF DEBT

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
     Supplemental pro forma net income available to
      common
      Stockholders(1)................................. $22,933,960 $10,812,289
                                                       =========== ===========
     Supplemental weighted average shares outstand-
      ing(2)-basic....................................  16,133,334  16,133,334
     Supplemental weighted average shares outstand-
      ing(2)-diluted..................................  16,233,302  16,133,334
     Supplemental pro forma earnings per share(2)-ba-
      sic.............................................       $1.42       $0.67
                                                       =========== ===========
     Supplemental pro forma earnings per share(2)-di-
      luted...........................................       $1.41       $0.67
                                                       =========== ===========
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(1) The supplemental pro forma presentation reflects (a) the provision for income taxes described in Note (1) above; and (b) the effect on earnings during the periods presented if the Notes payable to stockholders and related accrued and unpaid interest ($10.5 million at December 31, 1997)
    were retired in July 1996, the inception of such Notes.

(2) Weighted average shares outstanding includes (a) the effect of the options and payment of the Shareholder Distribution Amount described in Note (2) above; and (b) the effect of the assumed issuance of 875,000 shares of common stock in July 1996 to retire the Notes payable to stockholders.